U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                            EXPRESSJET HOLDINGS, INC.
                ------------------------------------------------
                                (Name of Issuer)


                    Common Stock (Par Value $0.01 per share)
                ------------------------------------------------
                         (Title of Class of Securities)

                                    30218U108
                ------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2009
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30218U108
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1)   Names of Reporting Persons

        Quattro Global Capital, LLC

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2)      Check The Appropriate Box If a Member of a Group (See Instructions) (A)
        [ ]
        (B) [X]
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3)   SEC Use Only



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4)   Citizenship or Place of Organization

        Delaware
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Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

                    0
        -----------------------------------------------
        6) Shared Voting Power

                    0
        -----------------------------------------------
        7) Sole Dispositive Power

                    0
        -----------------------------------------------
        8) Shared Dispositive Power

                    0
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9) Aggregate Amount Beneficially Owned by Each Reporting Person

         0
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10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
  ----------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

         0.00%
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12) Type of Reporting Person (See Instructions)

         IA
  ----------------------------------------------------------------------------

Item 1. (a) Name of Issuer:

               ExpressJet Holdings, Inc.

        (b) Address of Issuer's Principal Executive Offices:

               700 North Sam Houston Parkway West, Suite 200
               Houston, Texas 77067


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Item 2. (a) Name of Person Filing:

               Quattro Global Capital, LLC

        (b) Address of Principal Business Office or, if none, Residence:

               546 Fifth Avenue, 19th Floor
               New York, NY 10036

        (c) Citizenship:

               Delaware limited liability company

        (d) Title of Class of Securities:

               Common Stock, par value $0.01 per share

        (e) CUSIP Number:

                30218U108

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Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or (c), or
        13d-2(b), check whether the person filing is:

     (a) [ ] Broker or dealer registered under Section 15 of the Act
     (b) [ ] Bank as defined in section 3(a)(6) of the Act
     (c) [ ] Insurance company as defined in section 3(a)(19) of the
                 Act
     (d) [ ] Investment company registered under section 8 of the Investment
                 Company Act of 1940
     (e) [X] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E)
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
     (j) [ ] Group, in accordance with 13d-1(b)(1)(ii)(J)
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


Item 4. Ownership:

     (a) Amount Beneficially Owned:                                        0*

     (b) Percent of Class:                                              0.00%

     (c) Number of Shares as to which such person has:

         (i)   Sole power to vote or direct the vote:                      0

         (ii) Shared power to vote
              or direct the vote:                                          0

         (iii) Sole power to dispose or
               direct the disposition of:                                  0

         (iv) Shared power to dispose or
              direct the disposition of:                                   0

         *See Attachment A
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Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following

            [X]
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Item 6. Ownership of More than Five Percent on Behalf of Another Person:

            N/A
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Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

            N/A
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Item 8. Identification and Classification of Members of the Group

            N/A
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Item 9. Notice of Dissolution of Group

            N/A
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


Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  QUATTRO GLOBAL CAPITAL, LLC




                                  By: /s/ Andrew Kaplan
                                     -------------------------------
                                     Title: Member




Date: February 9, 2010

                                  ATTACHMENT A

This Schedule 13G is being filed on behalf of Quattro Global Capital, LLC, a Delaware limited liability company (the "Filer"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of ExpressJet Holdings, Inc., a Delaware corporation (the "Company"). The Filer is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds had directly owned the Common Stock to which this Schedule 13G relates, and by virtue of the authority granted to the Filer to vote and to dispose of the securities held by the Funds, including the Common Stock, the Filer may have been deemed to beneficially own such Common Stock.

Contemporaneous with this filing, Quattro Fund, Ltd., one of the Funds managed by the Filer, separately filed a statement on Schedule 13G to report that it has ceased to have beneficial ownership of more than five percent of the Common Stock.